Exhibit 99
T. ROWE PRICE GROUP REPORTS RECORD QUARTERLY RESULTS
Assets Under Management Reach Nearly $245 Billion
BALTIMORE (July 27, 2005) — T. Rowe Price Group, Inc. (Nasdaq: TROW) today reported record quarterly results for its second quarter 2005 that include net revenues of $363.5 million, net income of $102.7 million, and diluted earnings per share of $.76, an increase of almost 27% from the $.60 per share reported for the second quarter of 2004 and a 7% increase over the prior record of $.71 per share achieved in the fourth quarter of 2004. Comparable net revenues in the second quarter of 2004 were $309.7 million, and net income was $80.3 million.
Operating expenses for the 2005 quarter were up $26 million or 15% to $208 million. Net operating income was $155.5 million, up $27.5 million or 21.5% compared to the 2004 period. Net non-operating income also increased to $5.4 million from $.5 million in the prior year’s quarter.
Assets under management increased to a record $244.8 billion at June 30, 2005, up $9.6 billion from the end of 2004, and $8.9 billion from March 31, 2005.
For the first half of 2005, year-to-date results include net revenues of $721 million, net income of $197 million and diluted earnings per share of $1.45, an increase of 23% from the $1.18 per share reported for the first half of 2004.
Financial Highlights
Investment advisory revenues were up nearly 19%, or $46.5 million versus the 2004 quarter. Record average assets under management were $238.7 billion, more than $36 billion higher than the average of the 2004 quarter.
Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased $35 million. Mutual fund assets ended June 2005 at $154.5 billion, up

$6.2 billion during the 2005 quarter. Investors added net inflows of $2.8 billion to the mutual funds during the quarter while market appreciation and income added another $3.4 billion. Net cash inflows were concentrated in the U.S. stock funds which accounted for 95% of the net inflows. The Growth Stock, Capital Appreciation, and Equity Income funds each added more than $500 million of net investor inflows and, together, accounted for $1.9 billion of the funds’ net inflows. In addition, our series of target date Retirement Funds, which are designed to provide shareholders with single, diversified portfolios that invest in underlying T. Rowe Price funds and automatically shift asset allocations between funds as the investor ages, have continued to see strong asset growth with net inflows of more than $750 million during the second quarter. Total assets in the Retirement Funds reached $5.4 billion at June 30, 2005.
Investment advisory revenues earned from other managed investment portfolios, consisting of institutional separate accounts, sub-advised funds, sponsored mutual funds which are offered to non-U.S. investors, and variable insurance portfolios, increased $11 million to more than $81 million. Ending assets in these portfolios were $90.3 billion, up $2.7 billion from March 31, 2005. Market value appreciation added nearly $2 billion to these portfolios during the quarter and investors, primarily in US equities, made net investments of $750 million.
Operating expenses in the 2005 quarter were $26 million more than in the 2004 quarter. Our largest expense, compensation and related costs, increased $17 million from the second quarter of 2004. The number of our associates, their total compensation costs, and the costs of their employee benefits have all increased. The firm has increased its staff size by about 3% since the beginning of 2005 and, at June 30, employed 4,261 associates across the globe.
Advertising and promotion expenditures were up $2.7 million versus the 2004 period. The firm varies its level of spending based on market conditions and investor demand. For the third quarter of 2005, the firm expects that these costs will decline about 15% from the second quarter of this year, while expenditures for the full year 2005 will be about 15% higher than in 2004.
Net non-operating income in the 2005 quarter increased nearly $5 million over the 2004 period. Larger cash and investment balances and higher interest rates contributed $2.7 million of the increase with the remaining gain primarily resulting from the disposition of a cost-basis equity investment.

The second quarter 2005 provision for income taxes as a percentage of pretax income decreased from 36.8% in the first quarter to 36.2%. This lower rate reflects the reversal of a valuation allowance for tax benefits arising from a 2002 foreign net operating loss carryforward. The effective rate for the year-to-date period was 36.5%, and the firm estimates that its effective tax rate for the full year 2005 will rise to about 36.7%.
Chairman Commentary
George A. Roche, the company’s chairman and president, commented: “The firm’s investment advisory results relative to our peers remain strong, with 81% of the T. Rowe Price funds across their share classes surpassing their respective Lipper averages on a total return basis for the three-year period ended June 30, 2005, and more than 72% outperforming the average for the one-, five-, and 10-year periods. In addition, 60% of the firm’s funds and their share classes that are rated by Morningstar ended the quarter with an overall rating of four or five stars. This compares with 32.5% for the overall industry.
“While the financial markets overall had lackluster performance in the first half of the year, we remain encouraged by continued strong net cash inflows into our funds and the relative performance of our managed investment portfolios. The broad diversification of our assets under management and our distribution channels, along with strong investment management results, underpins the company’s solid performance.
“Our corporate earnings and cash flows remain very strong and give us substantial financial flexibility,” Mr. Roche added. “We have been able to invest in our business and our people, and have repurchased 1.3 million shares of our common stock this year. We remain debt free and have cash and net liquid investments of $700 million at June 30, 2005.
“While we share the concerns of many investors about higher energy costs and the potential for further increases in interest rates, our outlook for the financial markets remains positive since we believe that equity valuations in general are reasonable relative to the current level of interest rates and inflation. We expect corporate earnings to slow from the rapid growth rate experienced in recent years, but results should still be very favorable this year. In addition, the economy remains on solid footing and inflation does not appear to be threatening at this time. Overall, we feel the economic environment should be supportive for investors. While we expect the Federal Reserve to continue to raise the federal funds rate, we do not anticipate substantial increases in longer term rates that would seriously undermine stock and bond prices.”
In closing, Mr. Roche said: “We believe the outlook for our company remains strong as we continue to take steps to strengthen our competitive position. We believe the combination of investment management excellence, world-class service and guidance, and a diversified business model has positioned us for good growth in the months and years ahead.”
Other Matters
The financial results presented in this release are unaudited. The company expects that it will file its Form 10-Q Report for the second quarter of 2005 with the SEC later today. The Form 10-Q will include more complete information on the company’s recent financial results.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated growth in revenues, net income and earnings per share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, and expectations regarding financial and other market conditions. For a discussion concerning risks and other factors that could affect future results, see “Forward-Looking Information” in Item 2 of the company’s Form 10-Q Report for the quarterly period ended March 31, 2005.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per-share amounts)

	Three months ended		Six months ended
Revenues	06/30/2005	06/30/2004	06/30/2005	06/30/2004
Investment advisory fees	$295,531	$249,002	$584,534	$494,011
Administrative fees and other income	67,881	60,546	135,836	121,011
Investment income of savings bank subsidiary	1,046	924	2,049	1,926

Total revenues	364,458	310,472	722,419	616,948
Interest expense on savings bank deposits	912	800	1,802	1,625

Net revenues	363,546	309,672	720,617	615,323

Operating expenses
Compensation and related costs	130,123	113,084	257,265	222,864
Advertising and promotion	18,823	16,117	42,294	37,176
Depreciation and amortization of property and equipment	10,502	9,843	20,274	19,971
Occupancy and facility costs	18,166	16,525	36,485	32,183
Other operating expenses	30,411	26,089	61,497	52,254

	208,025	181,658	417,815	364,448

Net operating income	155,521	128,014	302,802	250,875

Other investment income	5,522	939	7,577	2,092
Credit facility expenses	96	468	191	800

Net non-operating income	5,426	471	7,386	1,292

Income before income taxes	160,947	128,485	310,188	252,167
Provision for income taxes	58,198	48,221	113,142	94,564

Net income	$102,749	$80,264	$197,046	$157,603

Earnings per share
Basic	$0.79	$0.63	$1.52	$1.25

Diluted	$0.76	$0.60	$1.45	$1.18

Dividends declared per share	$0.23	$0.19	$0.46	$0.38

Weighted average shares
Outstanding	129,815	126,976	130,039	126,536

Assuming dilution	135,715	133,513	136,226	133,645

	Three months ended		Six months ended
	06/30/2005	06/30/2004	06/30/2005	06/30/2004
Investment Advisory Revenues (in thousands)
Sponsored mutual funds in the U.S.
Stock	$179,148	$146,214	$352,647	$288,695
Bond and money market	34,987	32,694	69,680	65,721

	214,135	178,908	422,327	354,416
Other portfolios	81,396	70,094	162,207	139,595

	$295,531	$249,002	$584,534	$494,011

Average Assets Under Management (in billions)
Sponsored mutual funds
Stock	$118.2	$96.0	$116.7	$94.6
Bond and money market	31.9	29.4	31.7	29.5

Total	150.1	125.4	148.4	124.1
Other portfolios	88.6	76.6	88.3	75.7

	$238.7	$202.0	$236.7	$199.8

	06/30/2005	12/31/2004
Assets Under Management (in billions)
Sponsored mutual funds
Stock	$122.3	$114.3
Bond and money market	32.2	31.2

Total	154.5	145.5
Other portfolios	90.3	89.7

	$244.8	$235.2

Equity securities	$184.6	$175.9
Debt securities	60.2	59.3

	$244.8	$235.2

Condensed Consolidated Balance Sheet Information (in thousands)
Cash and cash equivalents	$624,034	$499,750
Accounts receivable	164,594	158,342
Investments in sponsored mutual funds	244,581	215,159
Debt securities held by savings bank subsidiary	112,552	114,075
Property and equipment	208,283	203,807
Goodwill	665,692	665,692
Other assets	48,540	72,000

Total assets	2,068,276	1,928,825
Total liabilities, including savings bank deposits of $99,142 in 2005	267,146	231,525

Stockholders’ equity, 129,707,258 common shares outstanding in 2005, including net unrealized holding gains of $41,361 in 2005	$1,801,130	$1,697,300

	Six months ended
	06/30/2005	06/30/2004
Condensed Consolidated Cash Flows Information (in thousands)
Cash provided by operating activities	$290,753	$210,852
Cash used in investing activities, including $24,694 for additions to property and equipment in 2005	(52,966)	(27,668)
Cash used in financing activities, including $75,853 for repurchases of common stock, dividends paid of $59,752 and receipts of $23,387 from stock option exercises in 2005	(113,503)	(24,475)

Net increase in cash during the period	$124,284	$158,709